UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 6, 2006

Commission File Number: 000-30134

CDC Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

34/F Citicorp Centre 18 Whitfield Road Causeway Bay Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exhibit   Description

1.1       Press release dated March 6, 2006
          Ross Systems Releases RFID-to-Go

1.2       Press release dated March 7, 2006
          CDC Corporation to present at Thomas Weisel Partners Internet &
          Telecom Conference on March 9, 2006

1.3       Press release dated March 8, 2006
          Ross Systems Customer Michael Angelo’s to Present Case Study on Food
          Safety and Traceability at Food Safety World Conference & Expo 2006

1.4       Press release dated March 14, 2006
          CDC Software Named Best Process Manufacturing Solution in China for
          2005

1.5       Press release dated March 16, 2006
          China.com and ProAdvertising Join Forces to Launch Italy.China.com

1.6       Press release dated March 16, 2006
          Field Fisher Waterhouse selects Pivotal to help achieve its ambitious business growth strategy

1.7       Press release dated March 21, 2006
          CDC Software Announces the Formation of Separate Board of Directors
          and Key Management Promotions

1.8       Press release dated March 22, 2006
          CDC Software to hold a conference call on March 24th, 2006 at 9:00
          AM EST to discuss its new simplified proposal to Onyx

1.9       Press release dated March 23, 2006
          CDC Games Increases Its Shareholding in 17game to 100%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Corporation

Date: March 24, 2006	By:	Steven Chan
	Name:	Steven Chan
	Title:	Acting Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

1.1	Press release dated March 6, 2006 -- Ross Systems Releases RFID-to-Go
1.2	Press release dated March 7, 2006 -- CDC Corporation to present at Thomas Weisel Partners Internet & Telecom Conference on March 9, 2006
1.3	Press release dated March 8, 2006 -- Ross Systems Customer Michael Angelo’s to Present Case Study on Food Safety and Traceability at Food Safety World Conference & Expo 2006
1.4	Press release dated March 14, 2006 -- CDC Software Named Best Process Manufacturing Solution in China for 2005
1.5	Press release dated March 16, 2006 -- China.com and ProAdvertising Join Forces to Launch Italy.China.com
1.6	Press release dated March 16, 2006 -- Field Fisher Waterhouse selects Pivotal to help achieve its ambitious business growth strategy
1.7	Press release dated March 21, 2006 -- CDC Software Announces the Formation of Separate Board of Directors and Key Management Promotions
1.8	Press release dated March 22, 2006 -- CDC Software to hold a conference call on March 24th, 2006 at 9:00 AM EST to discuss its new simplified proposal to Onyx
1.9	Press release dated March 23, 2006 -- CDC Games Increases Its Shareholding in 17game to 100%